SECURITIES AND EXCHANGE COMMISSION

                              WASHINGTON, DC 20549

                                   FORM 12B-25

                                                                                        Commission File Number 1-10210
                           NOTIFICATION OF LATE FILING

         (Check One):  [X] Form 10-K       [ ] Form 11-K          [ ] Form 20-F         [ ] Form 10-Q
[   ] Form N-SAR

For Period Ended:  December 31, 1998
                   -----------------------------------------------------------------------------------------------------------------

[ ]  Transition Report on Form 10-K                               [ ] Transition Report of Form 10-Q
[ ]  Transition Report on Form 20-F                               [ ] Transition Report on Form N-SAR
[ ]  Transition Report on Form 11-K

For the Transition Period Ended:
                                ----------------------------------------------------------------------------------------------------

     Read attached instruction sheet before preparing form. Please print or type.

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:
                                                       -------------------------

--------------------------------------------------------------------------------

                                     PART I
                             REGISTRANT INFORMATION

Full name of registrant:  Executive TeleCard, Ltd.
                          ------------------------------------------------------
Former name if applicable:

--------------------------------------------------------------------------------
Address of principal executive office (Street and number):  4260 E. Evans Avenue
City, state and zip code:  Denver, Colorado  80222          --------------------
                           -----------------------------------------------------

                                     PART II
                             RULE 12B-25 (B) AND (C)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                                    PART III
                                    NARRATIVE

     State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

     The Form 10-K could not be filed within the prescribed time period because the registrant encountered unexpected issues in connection with the preparation of its financial statements relating to the large number of acquisitions and financings recently completed. The resolution of the issues and the preparation of the financial statements has occupied a substantial amount of time and more time is needed to complete the financial statements to be included in the registrant's Form 10-K.

                                     PART IV
                                OTHER INFORMATION

     (1) Name and telephone number of person to contact in regard to this notification

         W. P. Colin Smith, Jr.               (303)             512-1594
--------------------------------------------------------------------------------
            (Name)                         (Area code)     (Telephone Number)

     (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                                [ ] Yes   [X] No

     Current Report on Form 8-K/A relating to financial statements of acquired company, IDX International, which was due to be filed with the Commission no later than February 15, 1999, but has not been filed to date because of difficulties in completing the IDX financial statements, particularly the need for the Company's auditors, who were not familiar with IDX, to conduct a review of such financial statements.

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                                [X] Yes   [ ] No

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                            Executive TeleCard, Ltd.
--------------------------------------------------------------------------------
                  (Name of registrant as specified in charter)

Have caused this notification to be signed on their behalf by the undersigned thereunto duly authorized.

                                      EXECUTIVE TELECARD, LTD.

Date:  March 30, 1998                 By:     /s/ W. P. Colin Smith, Jr.
       -----------------------------         -----------------------------------
                                             W. P. Colin Smith, Jr.
                                             Vice President of Legal Affairs and
                                             General Counsel

     INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION

     Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

                              GENERAL INSTRUCTIONS

     1. This form is required by Rule 12b-25 of the General Rules and Regulations under the Securities Exchange Act of 1934.

     2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

     3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

     4. Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

     5. Electronic Filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T.

                   ANTICIPATED CHANGE IN RESULTS OF OPERATIONS

     The Company incurred a net loss of $6.6 million for the nine months ended December 31, 1998 compared to a net loss of $13.3 million for the year ended March 31, 1998. The table below shows a comparative summary of certain charges to income in both periods, principally nonrecurring, which affected net operating results:

                                                                                   (IN MILLIONS)
                                                                       NINE MONTHS                 YEAR ENDED MARCH
                                                                     ENDED DECEMBER                   31, 1998
                                                                       31, 1998

       Corporate realignment costs                                             -                       $  3.1
       Proxy-related litigation settlement costs                               -                          3.9
       Settlement costs with principal shareholder                       $   1.0                            -
       Additional income tax provision                                         -                          1.5
       Allowance and write-offs for bad debts                                0.8                          1.3
       Warrants associated with debt                                         0.6                          0.5
       Other items                                                             -                          0.6
                                                                         -------                       ------
                                                                         $   2.4                       $ 10.9
                                                                         =======                       ======

     After deducting these items, the loss for the nine months ended December 31, 1998 totaled $4.2 million compared to $2.4 million for the full year ended March 31, 1998.

     The principal factors in the loss for the nine month period are: (i) a substantial and permanent decline in revenue from several major North American calling card customers, mainly in the fourth calendar quarter of 1998; (ii) the inclusion of revenue from a major prepaid card contract which, during the first phase of this contract during the fourth calendar quarter of 1998, was billed largely on a cost reimbursable basis; and (iii) continued weakness in our Asian customer base during the entire nine month period. The negative effect of these factors on gross profit contribution is estimated to be $2.2 million for the nine month period ended December 31, 1998.